



040105

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Articles of Incorporation

(PURSUANT TO NRS CHAPTER 78)

Filed in the office of	Document Number
Barbara K. Cegavske	20170100691-47
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 03/07/2017 8:40 AM
	Entity Number E0107512017-2

(This document was filed electronically.)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: REVOHLOO, INC.

2. Registered Agent for Service of Process: (check only one box)

[X] Commercial Registered Agent: BORGHESE LEGAL, LTD.
Name

[ ] Noncommercial Registered Agent (name and address below) **OR** [ ] Office or Position with Entity (name and address below)

Name of Noncommercial Registered Agent **OR** Name of Title of Office or Other Position with Entity

Street Address | City | Nevada | Zip Code

Mailing Address (if different from street address) | City | Nevada | Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:* 75000000 | Par value per share: $ 0.001 | Number of shares *without par value:* 0

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) GLEN DEBARROS
Name
5710 E. TROPICANA AVE #2046 | LAS VEGAS | NV | 89122
Street Address | City | State | Zip Code

2)
Name
Street Address | City | State | Zip Code

5. Purpose: (optional; required only if Benefit Corporation status selected)

The purpose of the corporation shall be:
ANY LEGAL PURPOSE

6. Benefit Corporation: (see instructions) [ ] Yes

7. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

BORGHESE LEGAL, LTD.
Name

X BORGHESE LEGAL, LTD.
Incorporator Signature

10161 PARK RUN DR STE 150 | LAS VEGAS | NV | 89145
Address | City | State | Zip Code

8. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X BORGHESE LEGAL, LTD. | 3/7/2017
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity | Date

This form must be accompanied by appropriate fees.